

January 30, 2014

Via E-mail
Mr. Jeffrey M. Armstrong
President and Chief Executive Officer
Perceptron, Inc.
47827 Halyard Drive
Plymouth, MI 48170-2461

> **Re:** **Perceptron, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 27, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 000-20206**

Dear Mr. Armstrong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Financial Statements and Supplementary Data, page 27

Report of Independent Registered Public Accounting Firm, page 29

1.   Please have Grant Thornton LLP revise their audit report to reference the Consolidated
     Statements of Comprehensive Income for the two years in the period ended June 30,

2012 that is included in the filing at page 32. Refer to the guidance at paragraph 8 of AU Section 508.

Notes to Consolidated Financial Statements, page 35

Note 1 - Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 35

2.   We noted the general disclosures of your revenue recognition policy in this note. Please provide us with additional details about the nature of your material revenue generating transactions and the specific portions of FASB ASC Topic 605 or other authoritative U.S. GAAP you followed when accounting for such transactions.

3.   In a related matter, we noted you disclosed herein that you have "Multiple element arrangements in your Automated Systems product line that may include purchase of equipment, labor support and/or training. Each element has value on a stand-alone basis. For multiple element arrangements, the Company defers from revenue recognition the greater of the relative fair value of any undelivered elements of the contract or the portion of the sales price of the contract that is not payable until the undelivered elements are completed". Please tell us how the referenced accounting is consistent with the guidance at FASB ASC Topic 605-25 or other authoritative U.S. GAAP.

Inventory, page 37

4.   We see this Note discloses you have inventory reserve balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14.

Note 5 – Contingencies, page 41

5.   Please revise this note in future filings to specifically disclose your accounting policy for contingencies. In this regard we noted on page 26 you disclosed you "accrue for estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated".

6.   In a related matter, we note disclosures in this note that you are party to a suit filed by 3CEMS. FASB ASC 450 requires disclosure of the amount or range of reasonably possible loss as that term is defined in the standard. Please revise future filings to disclose an estimate of the reasonably possible loss or range of loss for the referenced contingency. If such an estimate cannot be made, you should include disclosures in future filings that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Please refer to FASB ASC 450-20-50.

Note 9 – Income Taxes, page 43

7.   Please tell us, and disclose in future filings as appropriate, the amount of earnings retained for use by foreign subsidiaries for which no tax provision has been made. Refer to FASB ASC 740-30-50-2.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Gross Margin, page 14

8.   We see you disclosed in section that "gross margin declined to 34.7% this year from 46.1% last year primarily as a result of timing differences between the recognition of revenue and material and labor costs related to the revenue". We also note you disclosed herein "In fiscal 2014, you had higher labor costs expensed on certain projects where a greater portion of the corresponding revenue was recognized in a previous quarter. In the first quarter last year, you had a high amount of buy-off and other labor-related revenue recorded in that quarter". Please tell us the total dollar amount of labor costs expensed in the first quarter of 2014 that relate to each of your prior quarters when the corresponding related revenue was recognized. Also, explain the facts and circumstances you considered to determine that all costs and revenues were recorded in the appropriate accounting periods during fiscal 2013 and 2014. Finally, tell us what buy-off and other related revenues represent and how you accounted for them and any costs related to such revenues.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief